Exhibit 99.1

Kingsoft Cloud Announces Unaudited First Quarter 2020 Financial Results

BEIJING, CHINA, June 3, 2020 – Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

•	Total revenues were RMB1,391.0 million (US$[1]196.4 million) in the first quarter of 2020, representing an increase of 64.5 % year-over-year.
•	Gross profit was RMB70.8 million (US$10.0 million) or 5.1% gross margin in the first quarter of 2020, compared with gross loss of RMB45.1million or -5.3% gross margin in the first quarter of 2019.
•

Non-GAAP gross profit[2], was RMB74.2 million (US$10.5 million) or 5.3% Non-GAAP gross margin in the first quarter of 2020, compared with Non-GAAP gross loss of RMB44.6 million or -5.3% Non-GAAP gross margin in the first quarter of 2019.

•	Net loss was RMB331.6 million (US$46.8 million) or -23.8% net margin in the first quarter of 2020, compared with net loss of RMB201.4 million or net margin of -23.8% in the first quarter of 2019.
•	Non-GAAP EBITDA[3], was RMB-39.4 million (US$-5.6 million) or -2.8% Non-GAAP EBITDA margin, compared with RMB-108.8million or -12.9% Non-GAAP EBITDA margin in the first quarter of 2019.

“We are pleased to report strong operational and financial results in our first quarter as a public company. Our total revenues increased 64.5% year-over-year to RMB1,391.0 million, driven by solid growth in both public cloud and enterprise cloud services.” commented Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud. “We believe the deeper penetration of cloud technology and commercial adoption of 5G will create long-term growth opportunities for both public cloud and enterprise cloud services in China. We are confident that our cutting-edge technology and ability to effectively execute our strategy will ideally position us to capture the growth opportunities the cloud industry will create in the future.”

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues. and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

[3]

Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and Non-GAAP net loss is defined as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. Non-GAAP EBITDA margin is defined as Non-GAAP EBITDA as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

“We remain committed to upholding the highest standards of corporate social responsibility and in response to the outbreak of COVID-19, we have devoted resources towards helping society and businesses readjusting to the new normal. For example, we rapidly developed new cloud solutions to support companies in various verticals that have seen demand during the pandemic such as online healthcare, education, remote working and entertainment among others.”

“In our F-1 prospectus, we provided revenue outlook in the first quarter of 2020 which ranged from RMB1,350.0 million to RMB1,400.0 million. Total revenues during the quarter came in at the top end of range at RMB1,391.0 million, representing an increase of 64.5% year-over-year and exceeding the growth of the public cloud industry in China in general.” added Mr. Henry He, Chief Financial Officer of Kingsoft Cloud.

“We achieved positive gross profit for the third consecutive quarter. And the Non-GAAP gross margin has continued to improve gradually for the last seven quarters. Non-GAAP gross margin increased rapidly, from -5.3% in the first quarter of 2019 to 5.3% in the first quarter of 2020, an improvement of 10.6 percentage points. Our non-GAAP EBITDA margin increased as well, up from -12.9% in the first quarter of 2019 to -2.8% in the first quarter of 2020, an improvement of 10.1 percentage points. Non-GAAP EBITDA margin has continued to improve steadily for consecutive seven quarters.

We have maintained a healthy balance sheet and sufficient liquidity. As of March 31, 2020, we had cash and cash equivalents, term deposits of RMB1.97 billion. On May 8, we have raised US$551.3 million of net proceeds from the IPO. Going forward, we will continue to maintain a healthy balance sheet and ensure sufficient investments in R&D and infrastructure.”

First quarter 2020 Financial Results

Total Revenues reached RMB1,391.0 million (US$196.4 million), an increase of 64.5% from RMB845.8 million in the same period of 2019. The increases were primarily due to the growth in public cloud services and enterprise cloud services for our premium customers.

-	Revenues from public cloud services were RMB1,208.5 million (US$170.7 million), representing an increase of 58.4% from RMB762.8 million in the same period of 2019.
-	Revenues from enterprise cloud services were RMB181.6 million (US$25.6 million), representing an increase of 118.8% from RMB83.0 million in the same period of 2019.
-	Other revenues were RMB0.9 million (US$0.1 million).

Cost of revenues was RMB1,320.2 million (US$186.4 million), representing an increase of 48.2% from 890.9 million in the same period of 2019, primarily attributable to increase in IDC costs and depreciation and amortization costs. IDC costs increased by 36.1% to RMB920.2 million (US$130.0 million) from 676.3 million in the same period of 2019. The increase in IDC costs was in line with the Company’s expanding business and was partially offset by improved efficiency and utilization of bandwidth. Depreciation and amortization costs increased by 51.3% to RMB204.8 million (US$28.9 million) from 135.4 million in the same period of 2019, primarily due to new servers and other fixed assets purchased.

Gross profit was RMB70.8 million (US$10.0 million), compared to gross loss of RMB45.1 million in the same period in 2019. Gross margin was 5.1%, representing an increase of 10.4 percentage points from -5.3% in the same period in 2019.

Non-GAAP gross profit was RMB74.2 million (US$10.5 million), compared to Non-GAAP gross loss of RMB44.6 million in the same period in 2019. Non-GAAP gross margin was 5.3%, representing an increase of 10.6 percentage points from -5.3% in the same period in 2019. The increase was primarily due to our continued leverage on economies of scale.

Selling and marketing expenses were RMB88.0 million (US$12.4 million), representing an increase of 66.7% from RMB52.8 million in the same period in 2019, mainly due to an increase in share-based compensation expenses.

General and administrative expenses were RMB76.0 million (US$10.7 million), an increase of 116.3% from RMB35.1 million in the same period in 2019, mainly due to the increase in share-based compensation expenses, as well as salaries and welfare of management personnel.

Research and development expenses were RMB195.7 million (US$27.6 million), an increase of 57.3% from RMB124.4 million in the same period in 2019, primarily due to the increase in the salaries and welfare of research and development personnel.

Operating loss was RMB288.8 million (US$40.8 million), compared with RMB257.4 million in the same quarter of 2019.

Net loss was RMB331.6 million (US$46.8 million), compared with RMB201.4 million in the same quarter of 2019.

Non-GAAP net loss was RMB243.4 million (US$34.4 million), compared with RMB225.3 million in the same quarter of 2019.

Non-GAAP EBITDA was RMB-39.4 million (US$-5.6 million), compared with RMB-108.8 million in the same quarter of 2019. Non-GAAP EBITDA margin was -2.8%, compared to -12.9% in the same quarter of 2019. The steady increase of Non-GAAP EBITDA margin was due to the revenue growth and operating leverage.

Basic and diluted net loss per share was RMB0.39 (US$0.06), compared with RMB0.23 in the same quarter of 2019.

Cash and cash equivalents and short-term investments were RMB2,198.4 million (US$310.5 million) as of March 31, 2020, compared to RMB2,248.7 million as of December 31, 2019. The decrease was primarily driven by outbound cashflow associated with expansion of our business operations, partially offset by the net proceeds of RMB138.9 million from the issuance of Series D+ convertible redeemable preferred shares in December 2019.

Recent Developments

On May 8, 2020, Kingsoft Cloud successfully completed its initial public offering (the “IPO”) of 34,500,000 American Depositary Shares (“ADSs”) on the NASDAQ Global Select Market, at a price of US$17.0 per ADS, including 4,500,000 ADSs that underwriters exercised their over-allotment options in full. Each ADS represents 15 ordinary shares. The Company receive a total of approximately US$551.3 million of net proceeds from the IPO, after deducting the underwriting discounts and commissions.

Business Outlook

For the second quarter of 2020, the Company expects total revenues to be between RMB1.50 billion and RMB1.54 billion, representing a year-over-year growth of 60% to 65%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, June 3, 2020, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1655977. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, June 11, 2020. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Mainland China Toll Free: 800-870-0206

Hong Kong Toll Free: 800-963-117

Conference ID: 1655977

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross (loss) profit, Non-GAAP gross margin, Non-GAAP EBITDA and Non-GAAP EDITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross (loss) profit as gross (loss) profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,023,263	1,969,872	278,199
Accounts receivable, net	1,347,481	1,730,398	244,379
Short-term investments	225,425	228,535	32,275
Prepayments and other assets	421,938	497,895	70,316
Amounts due from related parties	131,632	138,978	19,627

Total current assets	4,149,739	4,565,678	644,796

Non-current assets:
Property and equipment, net	1,720,974	1,732,041	244,611
Intangible assets, net	7,428	7,822	1,105
Prepayments and other assets	36,468	29,112	4,111
Equity investments	114,876	115,931	16,373
Amounts due from related parties	2,336	5,758	813
Operating lease right-of-use assets	—	279,246	39,437

Total non-current assets	1,882,082	2,169,910	306,450

Total assets	6,031,821	6,735,588	951,246

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	1,254,589	1,849,241	261,163
Accrued expenses and other current liabilities	949,213	902,039	127,392
Long-term bank loan, current portion	100,000	100,000	14,123
Income tax payable	11,930	17,576	2,482
Amounts due to related parties	104,259	105,513	14,901
Operating lease liabilities	—	57,646	8,141

Total current liabilities	2,419,991	3,032,015	428,202

Non-current liabilities
Long-term bank loan	74,351	74,351	10,500
Deferred tax liabilities	206	162	23
Operating lease liabilities	—	220,886	31,195

Total non-current liabilities	74,557	295,399	41,718

Total liabilities	2,494,548	3,327,414	469,920

Mezzanine equity:
Series B convertible preferred shares	337,268	337,268	47,631
Series C redeemable convertible preferred shares	1,043,147	1,043,147	147,321
Series D redeemable convertible preferred shares	5,965,273	5,965,273	842,457
Series D+ redeemable convertible preferred shares	388,844	543,427	76,747

Total mezzanine equity	7,734,532	7,889,115	1,114,156

Shareholders’ deficit:
Series A convertible preferred shares	123,186	123,186	17,397
Ordinary shares	5,558	5,559	785
Additional paid-in capital	91,746	88,361	12,479
Accumulated deficit	(4,902,097)	(5,233,438)	(739,103)
Accumulated other comprehensive income	484,348	535,697	75,655

Total Kingsoft Cloud Holdings Limited shareholders’ deficit	(4,197,259)	(4,480,635)	(632,787)
Noncontrolling interests	—	(306)	(43)

Total deficit	(4,197,259)	(4,480,941)	(632,830)

Total liabilities, mezzanine equity and shareholders’ deficit	6,031,821	6,735,588	951,246

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Revenues:
Public cloud services	762,835	945,142	1,208,514	170,675
Enterprise cloud services	82,966	220,427	181,587	25,645
Others	—	8,071	862	122

Total revenues	845,801	1,173,640	1,390,963	196,442

Cost of revenues	(890,874)	(1,119,317)	(1,320,192)	(186,447)

Gross (loss) profit	(45,073)	54,323	70,771	9,995
Operating expenses:
Selling and marketing expenses	(52,818)	(98,286)	(87,968)	(12,423)
General and administrative expenses	(35,130)	(87,245)	(75,977)	(10,730)
Research and development expenses	(124,364)	(171,484)	(195,650)	(27,631)

Total operating expenses	(212,312)	(357,015)	(359,595)	(50,784)

Operating loss	(257,385)	(302,692)	(288,824)	(40,789)
Interest income	25,986	11,636	10,095	1,426
Interest expense	(2,900)	—	(1,884)	(266)
Foreign exchange gain (loss)	24,793	56,753	(40,144)	(5,669)
Changes in fair value of financial instruments	—	—	198	28
Other income (expense), net	10,936	(3,195)	(5,259)	(743)

Loss before income taxes	(198,570)	(237,498)	(325,818)	(46,013)
Income tax expense	(2,790)	(2,010)	(5,829)	(823)

Net loss	(201,360)	(239,508)	(331,647)	(46,836)
Less: net loss attributable to noncontrolling interests	—	—	(306)	(43)

Net loss attributable to Kingsoft Cloud Holdings Limited	(201,360)	(239,508)	(331,341)	(46,793)
Accretion to redemption value of redeemable convertible preferred shares	—	(49,725)	(19,768)	(2,792)

Net loss attributable to ordinary shareholders	(201,360)	(289,233)	(351,109)	(49,585)

Net loss per share:
Basic and diluted	(0.23)	(0.32)	(0.39)	(0.06)
Shares used in the net loss per share computation:
Basic and diluted	870,453,200	894,711,200	898,305,836	898,305,836
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(52,249)	(76,067)	51,349	7,252

Comprehensive loss	(253,609)	(315,575)	(280,298)	(39,584)
Less: Comprehensive loss attributable to noncontrolling interests	—	—	(306)	(43)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(253,609)	(315,575)	(279,992)	(39,541)
Accretion to redemption value of redeemable convertible preferred shares	—	(49,725)	(19,768)	(2,792)

Comprehensive loss attributable to ordinary shareholders	(253,609)	(365,300)	(299,760)	(42,333)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Gross (loss) profit	(45,073)	54,323	70,771	9,995
Adjustments:
– Share-based compensation expenses	460	2,408	3,426	484
Adjusted gross (loss) profit	(44,613)	56,731	74,197	10,479

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020
Gross margin	-5.3%	4.6%	5.1%
Adjusted gross margin	-5.3%	4.8%	5.3%

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Net Loss	(201,360)	(239,508)	(331,647)	(46,836)
Adjustments:
– Share-based compensation expenses	11,787	38,511	43,084	6,085
– Foreign exchange (gain) loss	(24,793)	(56,753)	40,144	5,669
– Changes in fair value of financial instruments	—	—	(198)	(28)
– Other (income) expense, net	(10,936)	3,195	5,259	743
Adjusted net loss	(225,302)	(254,555)	(243,358)	(34,367)

Adjustments:
– Interest income	(25,986)	(11,636)	(10,095)	(1,426)
– Interest expense	2,900	—	1,884	266
– Income tax expense	2,790	2,010	5,829	823
– Depreciation and amortization	136,802	174,865	206,362	29,144
Adjusted EBITDA	(108,796)	(89,316)	(39,378)	(5,560)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020
Net loss margin	-23.8%	-20.4%	-23.8%
Adjusted net loss margin	-26.6%	-21.7%	-17.5%
Adjusted EBITDA Margin	-12.9%	-7.6%	-2.8%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(154,030)	93,887	13,262
Net cash generated from (used in) investing activities	279,670	(294,953)	(41,655)
Net cash generated from financing activities	20,899	138,900	19,616
Effect of exchange rate changes on cash and cash equivalents	(20,582)	8,775	1,237
Net increase (decrease) in cash and cash equivalents	146,539	(62,166)	(8,777)
Cash and cash equivalents at beginning of period	1,507,071	2,023,263	285,739
Cash and cash equivalents at end of period	1,633,028	1,969,872	278,199